BRASCAN

NEWS RELEASE

Investors, analysts and other interested parties can access Brascan's 2003 First Quarter Results Shareholders Letter, as well as the Supplementary Information Package and Corporate Profile, which form the basis of this release, on Brascan's web site under the Investor Information/Financial Reports section at www.brascancorp.com.

The 2003 First Quarter Results conference call can be accessed via webcast on April 30, 2003 at 11:00 a.m. EST at www.brascancorp.com or via teleconference at 416-695-9753 or 1-877-888-7019, toll free in North America, at approximately 10:50 a.m. EST, using Reservation Number T408638S. The teleconference replay can be accessed at 416-695-5795 or 1-877-244-9051 using pass code 8638.

BRASCAN REPORTS CASH FLOW FROM OPERATIONS OF US$0.66 PER SHARE FOR THE FIRST QUARTER OF 2003

Brascan commences reporting financial results in US currency

TORONTO, April 29, 2003 – Brascan Corporation (TSX: BNN.A, NYSE: BNN) today reported cash flow from operations per share of US$0.66 in the first quarter. Operating cash flow for the first quarter of 2002 was US$0.50 per share excluding $20 million of gains on the sale of commercial real estate properties, and US$0.62 per share including these gains. On a comparable basis, cash flow per share increased 32% over the first quarter in 2002.

Total cash flow from operations increased to US$130 million, compared with US$114 million in 2002.

Results	For the Three Months Ended March 31		
unaudited *(US$ millions, except per share information)*	**2003**	2002	
		Including property	Excluding property disposition gains
Cash flow from operations	**$ 130**	$ 114	$ 94
- per share	**$ 0.66**	$ 0.62	$ 0.50
Net income	**$ 56**	$ 63	$ 50
- per share	**$ 0.23**	$ 0.32	$ 0.24

Net income for the first quarter of 2003 was US$0.23 per share compared with US$0.32 per share in the same quarter last year. Total net income was US$56 million. This compares with US$63 million in 2002, or US$50 million when the impact of commercial property gains are excluded.

Net income prior to property disposition gains and the non-cash adjustments related to the company's natural resource investments and gains increased to US$74 million or US$0.33 per share compared with US$51 million or US$0.24 per share in 2002.

Bruce Flatt, President and Chief Executive Officer of Brascan, stated *"Brascan delivered outstanding results in a challenging economic environment, led in particular this quarter by strong residential real estate results. In addition we took advantage of the low interest rate environment and our ability to access the capital markets to strengthen our financial position. Lastly, we have followed up on our previously stated intention to adopt the US dollar as our functional and reporting currency during the quarter, which better reflects Brascan's underlying business operations which are largely conducted in US dollars."*

First Quarter Achievements and Highlights

During the first quarter of 2003, Brascan undertook a number of initiatives to position the company for future value enhancement:

– Announced plans to streamline the company's operating structure by merging Brookfield Properties with its publicly listed Canadian real estate operation.

– Completed the spin-off of the company's residential operations from its commercial property operations, creating two stronger, more focused operations.

– Opened a new 45 megawatt hydroelectric power station in northern Ontario

– Acquired 350,000 acres of timberland and two paper mills as a restructuring opportunity in Brascan's asset management business.

– Repurchased 3,017,500 million common shares of the company for cancellation, at an average price of US$19.55 per share.

Additional Information

The Letter to Shareholders for the first quarter of 2003 is attached to this release and contains further information on the company's strategy, operations and financial results. This letter is available on the company's web site.

A Supplementary Information Package with additional financial information is posted on Brascan's web site (under Investor Information, Financial Reports) and should be read in conjunction with this press release. The Supplementary Information Package also contains management's estimates of the underlying value of the company's operating businesses based on their cash flows.

Dividend Declaration

On April 29, 2003, the Board of Directors approved an increase in the quarterly dividend of Cdn$0.01 per share, bringing the quarterly dividend to Cdn$0.26 per share, representing Cdn$1.04 per share on an annualized basis compared with the current annual dividend of Cdn$1.00 per share. The dividend will be payable August 31, 2003 to shareholders of record at the close of business on August 1, 2003. Information on all of the company's common and preferred share dividends can be found on Brascan's web site under Stock Information.

Brascan Profile

Brascan is a North American based real estate, power generation and asset management company. With US$15 billion of invested capital, current operations include 55 premier properties and 38 power generating facilities. Brascan is listed on the Toronto Stock Exchange under the symbol **BNN.A** and on the New York Stock Exchange under the symbol **BNN**.

For more information, please visit our web site at **www.brascancorp.com** *or contact:*

Katherine C. Vyse
Senior Vice-President
Investor Relations and Communications
Tel: 416-369-8246   e-mail: kvyse@brascancorp.com

Note: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "intend", "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company's 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENT OF INCOME

Three months ended *US$ millions, except per share amounts*	**March 31** **2003**	March 31 2002
Total revenues	**$ 667**	$ 705
Net operating income		
Commercial property operations	**156**	159
Power generating operations	**36**	32
Financial operations	**50**	42
Residential property operations	**35**	18
Investment income	**20**	18
Property disposition gains and other	**10**	47
	307	316
Expenses		
Interest expense	**116**	114
Minority share of income before non-cash items	**63**	91
Other operating costs	**14**	13
Income before non-cash items	**114**	98
Depreciation and amortization	**35**	28
Taxes and other non-cash items	**28**	29
Minority share of non-cash items	**(23)**	(23)
Equity accounted loss from resource investments	**18**	1
Net income	**$ 56**	$ 63
Net income per common share		
Diluted	**$0.23**	$0.32
Basic	**$0.24**	$0.33

CONSOLIDATED STATEMENT OF CASH FLOW FROM OPERATIONS

Three months ended *US$ millions, except per share amounts*	**March 31** **2003**	March 31 2002
Income before non-cash items	**$ 114**	$ 98
Dividends from Noranda Inc.	**12**	12
Dividends from Nexfor Inc.	**4**	4
Cash flow from operations and gains	**$ 130**	$ 114
Cash flow from operations and gains per common share	**$0.66**	$0.62

CONSOLIDATED BALANCE SHEET

	March 31 2003	December 31 2002	December 31 2002
	US$ millions		Cdn$ millions
Assets			
Cash and cash equivalents	$ 466	$ 332	$ 525
Financial assets	739	718	1,134
Accounts receivable and other	1,341	1,348	2,130
Operating assets			
Commercial properties	6,057	5,968	9,429
Power generating plants	1,549	1,480	2,338
Financial operations	1,479	1,328	2,099
Residential properties	727	650	1,028
Assets under development	1,469	1,412	2,231
Investment in Noranda Inc. and Nexfor Inc.	1,254	1,186	1,874
	$15,081	$14,422	$22,788
Liabilities			
Accounts and other payables	$ 1,231	$ 1,262	$ 1,994
Corporate borrowings	1,432	1,035	1,635
Non-recourse borrowings			
Property specific mortgages	4,991	4,992	7,887
Other debt of subsidiaries	1,907	1,867	2,950
Shareholders' interests			
Minority interests of others in assets	1,471	1,456	2,301
Preferred equity			
Corporate	852	735	1,149
Subsidiaries	461	450	710
Common equity	2,736	2,625	4,162
	$15,081	$14,422	$22,788

Note 1

The press release and accompanying consolidated financial statements make reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. The consolidated statement of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brascan's results.

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Brascan Corporation
First Quarter 2003 Results